UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                              SCHEDULE 13D/A

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 1)

                           1mage Software, Inc.
                             (Name of Issuer)

                      Common Stock, $.004 par value)
                      (Title of Class of Securities)

                                45244 M 102
                              (CUSIP Number)

                             S. Lee Terry, Jr.
                            Gorsuch Kirgis LLP
                            Tower I, Suite 1000
                           1515 Arapahoe Street
                          Denver, Colorado 80202
                              (303) 376-5000
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                             December 18, 1998
          (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box [ ].

CUSIP No. 45244 M 102

1)   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Mary Anne DeYoung

2)   Check the Appropriate Box if a Member of a Group*

     (a)
     (b)

3)   SEC USE ONLY

4)   Source of Funds

     PF

5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)   Citizenship or Place of Organization

     U.S.

Number of Shares         7)  Sole Voting Power       203,700
Beneficially Owned       8)  Shared Voting Power           0
By Each Reporting        9)  Sole Dispositive Power  203,700
Person With             10)  Shares Dispositive
                              Power                        0

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     203,700

12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13)  Percent of Class Represented by Amount in Row (11)

     8.5%

14)  Type of Reporting Person

     IN

                              SCHEDULE 13D/A
                              AMENDMENT NO. 1
                             MARY ANNE DEYOUNG


Item 1    Security and Issuer

          $.004 par value Common Stock ("the Shares") of 1mage Software, Inc. (the "Company"), 6486 S. Quebec Street, Englewood, Colorado 80111

Item 2    Identity and Background

          (a)  Name:     Mary Anne DeYoung

          (b)  Business  6486 S. Quebec Street
               Address:  Englewood, Colorado 80111

          (c)  Occupation:    Vice President Finance and Chief
                              Financial Officer
                              1mage Software, Inc.
                              6486 S. Quebec Street
                              Englewood, Colorado 80111

          (d)  Criminal Proceedings:  None

          (e)  Civil Proceedings:  None

          (f)  Citizenship: U.S.

Item 3.   Source and Amount of Funds or Other Consideration

          Securities acquired December 18, 1998 represent options to purchase 75,000 Shares granted to Ms. DeYoung by the Company's Compensation Committee at an exercise price of $.344 per Share.

Item 4.   Purpose of Transaction

          The options were granted to Ms. DeYoung as part of her total compensation package for her services as Vice President and Chief Financial Officer of the Company.

          (a)  None.
          (b)  None.
          (c)  None.
          (d)  None.
          (e)  None.
          (f)  None.
          (g)  None.
          (h)  None.
          (i)  None.
          (j)  None.

Item 5.   Interest in Securities of the Issuer

          (a) 203,700 Shares of Common Stock (8.5%) beneficially owned (based on the 2,203,019 Shares reported to be outstanding on November 6, 1998 in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1998), which includes 3,900 Shares owned indirectly for a minor child under the Uniform Gifts to Minors Act, and options to purchase 199,800 Shares exercisable within 60 days of November 6, 1998. Excludes the following held by spouse as to which beneficial ownership is disclaimed by Ms. DeYoung:
               184,031 Shares owned directly, 100,000 Class A Warrants to purchase 100,000 Shares and options to purchase 432,375 Shares exercisable within 60 days of November 6, 1998.

          (b) Number of Shares as to which there is sole power to vote - 203,700; shared power to direct the vote - 0; sole power to direct the disposition - 203,700; shared power to direct the disposition - 0.

          (c) (i) November 16, 1998: Open market sale of 125 shares at $.50 per Share.

               (ii) December 18, 1998: Grant of options to purchase 75,000 Shares at an exercise price of $.344 by the Company's Compensation Committee.

          (d)  None.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

          See Item 4.

Item 7.   Material to be filed as Exhibits

               None.


                                 SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: January 5, 1999              /s/Mary Anne DeYoung
                                   Mary Anne DeYoung